SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 04/09 - 04/15/2009

Copel's captive market grows 2.6% in 1Q09

     The following analysis refers to Copel's electricity market figures in the first quarter of 2009 (1Q09) compared to the same period in 2008 (1Q08).

     Total billed consumption, including the captive market, free customers supplied by Copel Geração e Transmissão and supplies to other distributors in the State of Paraná by Copel Distribuição, amounted to 5,362.8 GWh, up by 1.8%. The captive market was responsible for the consumption of 4,971.5 GWh, up by 2.6% . The market's behavior was positively influenced by the high temperature verified in the concession area, although the industrial segment was impacted by the crisis in January and February. However, in March, the industrial class recorded a 1.6% upturn over the same period last year.

Captive Market

     Residential consumption, which accounted for 28.4% of the captive market, grew by 5.1% to 1,414.1 GWh. In March 2009, a total of 2,800,788 residential customers were supplied.

     Industrial consumption (excluding free customers), equivalent to 31.2% of the captive market came to 1,550.8 GWh and 3.3% down on 1Q08. In March 2009, a total of 63,850 captive industrial customers were billed.

     Commercial consumption stood at 1,067.6 GWh, up by 6.6% and accounting for 21.5% of the captive market. In March 2009, a total of 295,530 commercial customers were billed.

     The rural segment, which accounted for 9.1% of the captive market, consumed 450.5 GWh, growth of 5.0% . In March 2009, a total of 341,699 rural customers were billed.

     The other consumption segments (government, public lighting, public services and own consumption) totaled 488.5 GWh, 5.1% up year-on-year and equivalent to 9.8% of the captive market. In March 2009, a total of 47,375 customers were billed.

Free Market

     Billed consumption by free customers supplied by Copel Geração e Transmissão declined by 11.4% as a result of the termination of certain contracts.

     The following table details the figures discussed above:

		GWh
	1T09	1T08	Var. %
Captive Market	4,971.5	4,884.0	2.6
Residential	1,414.1	1,345.6	5.1
Industrial	1,550.8	1,603.1	-3.3
Commercial	1,067.6	1,001.3	6.6
Rural	450.5	429.0	5.0
Others	488.5	465.0	5.1
Free Customers - Copel Geração e Transmissão	269.6	304.3	-11.4
Supply to Distributors in the State of Paraná	121.7	120.9	0.7
Total	5,362.8	5,269.2	1.8

Grid Market - TUSD

     Copel Distribuição's grid market, comprising the captive market, supply to other distributors in Paraná and all free customers in the Company's concession area, dipped by 0.4% .

		GWh
	1T09	1T08	Var. %
Captive Market	4,971.5	4,844.0	2.6
Supply to Distributors in the State of Paraná	121.9	120.9	0.7
Free Customers in the Company's Concession Area	720.7	873.6	-17.5
Grid Market (TUSD)	5,813.9	5,838.5	-0.4

Curitiba, April 15, 2009

Sincerely,
Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.